Exhibit 99.7

Telkom SA Limited
(Registration number: 1991/005476/06)
(ISIN number: ZAE000044897)
JSE and NYSE share code: TKG
("Telkom" or "the Company")

Withdrawal of Cautionary Announcement

Shareholders are referred to the cautionary announcements dated 3 September and 11 October 2007 in which Telkom announced that it was in discussions with MTN Group Limited (“MTN”) and Vodafone Group Plc (“Vodafone”) relating to its mobile strategy review.

The discussions involved, inter alia, the combination of certain or all of Telkom’s fixed line businesses with MTN. After detailed investigations into the strategic, operational and regulatory aspects of such a transaction, the parties were unable to conclude a transaction in the best interests of their respective shareholders. This decision was driven primarily by matters related to the anticipated costs and benefits of the implementation of the transaction.

As discussions with Vodafone regarding Telkom’s investment in Vodacom were subject to agreement being reached with MTN, Telkom shareholders are advised that discussions with both MTN and Vodafone have been terminated and that caution is no longer required to be exercised by shareholders when dealing in the Company’s securities.

While certain expressions of interest were received from other parties concurrent with the above process, no discussions are currently taking place.

Driven by the imperative to enhance shareholder value, the Board of Telkom will continue to pursue all options to enhance the Company’s strategic positioning and service delivery in the converging fixed-mobile telecommunications industry.

28 November 2007
Pretoria
Transaction Sponsor: JPMorgan Equities Ltd

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